

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 9, 2015

Timothy Armes
Chief Executive Officer
MedCareers Group, Inc.
758 E Bethel School Road
Coppell, Texas 75019

      Re: MedCareers Group, Inc.
            Revised Preliminary Information Statement on Schedule 14C
            Filed December 8, 2015
            File No. 000-55089

Dear Mr. Armes:

We have reviewed your amended filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated December 2, 2015.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

About this Information Statement

On what corporate matters did the principal stockholders vote?, page 3

1.   We note your response to prior comment 1 and we are unable to concur with your assertion that the process by which you obtained the consents for the action described in the filing did not involve a solicitation within the meaning of Rule 14a-1(l). The exemption under Rule 14a-2(b)(2), by its terms, applies to solicitations "made otherwise than on behalf of the registrant." Here, the Information Statement is being furnished by the Board of Directors of MedCareers Group, Inc. to the stockholders and is therefore considered a solicitation "on behalf of the registrant." As such, the exemption does not apply to your filing. Further, that rule does not provide an exclusion from the definition of solicitation for requests that are based on regular communications with longtime

investors. It appears therefore that you should file a preliminary proxy statement on Schedule 14A. Please revise accordingly or advise.

2.   To the extent you do not file a preliminary proxy statement in response to comment 1 above, please describe the material relationship to the company for each of the other six consenting shareholders as previously requested.

Security Ownership of Certain Beneficial Owners and Management, page 4

3.   We note your statement in response to prior comment 1 that Union Capital, LLC is the beneficial owner of 5.33% of the issued and outstanding common stock, though Union Capital does not appear in the beneficial ownership table as holding more than five percent of your common stock. Please revise your beneficial ownership table to include this information or advise.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: William Robinson Eilers, Esq.
        Eilers Law Group, PA